                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16

                                     UNDER

                      THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 1997

                             INTRAWEST CORPORATION
                              (REGISTRANT'S NAME)

          200 BURRARD STREET, SUITE 800, VANCOUVER, BC V6C 3L6 CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F     Form 40-F X
                                     ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No  X
                                      ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-       .
                                      -------
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                                        1


Consolidated Statements of Operations

For the three months ended September 30                   1997           1996
(in thousands of dollars except per share amounts)
 (unaudited)
Revenue
Ski and resort operations                               $ 25,869       $ 14,944
Real estate sales                                         15,991         23,778
Rental properties                                          1,221            276
Loss from equity accounted investment                       (676)        (1,021)
Interest and other income                                  1,160          1,374
                                                          43,565         39,351

Expenses
Ski and resort operations                                 26,908         15,960
Real estate costs                                         12,600         18,560
Rental properties                                            613            135
Interest                                                   4,201          3,161
Depreciation and amortization                              3,742          2,181
General and administrative                                 2,232          1,942
                                                          50,296         41,939
Loss before income taxes, non-controlling
    interest and discontinued operations                  (6,731)        (2,588)
Provision for income taxes
   Current                                                  (996)           283
   Deferred                                               (1,051)        (1,148)
                                                          (2,047)          (865)
Loss before non-controlling interest and
   discontinued operations                                (4,684)        (1,723)
Non-controlling interest                                    (799)           224
Loss from continuing operations                           (3,885)        (1,947)
Results of discontinued operations                          (414)           719
Loss for the period                                     $ (4,299)      $ (1,228)
Loss per common share
    Loss from continuing operations                     $  (0.11)      $  (0.08)
    Net loss                                            $  (0.11)      $  (0.05)
Weighted average number of common
    shares outstanding (in thousands)                     34,359         23,075

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                                       2


Consolidated Statements of Changes
in Financial Position

For the three months ended September 30                     1997         1996
(in thousands of dollars) (unaudited)
Cash provided by (used for)
Operating activities
Cash flow from operations                                $ (1,317)     $    331
Recovery of costs through real estate sales                12,600        18,560
Decrease in amounts receivable, net                         7,312         3,893
Acquisition and development
    of properties for sale                                (77,571)      (34,995)
Other changes in non-cash operating
    working capital                                       (10,895)      (14,323)
Cash provided by (used for)
    discontinued operations                                 3,009        (1,041)
                                                          (66,862)      (27,575)
Financing activities
Bank and other borrowings, net                             76,092        29,902
Issue of capital stock                                      1,047           133
Redemption of NRP shares                                   (9,015)           --
Distributions to non-controlling interests                 (1,160)       (1,166)
                                                           66,964        28,869
Investing activities
Proceeds from (expenditures on)
    revenue-producing properties, net                         330           (40)
Expenditures on ski
    and resort operation assets                           (24,042)      (11,448)
                                                          (23,712)      (11,488)
Decrease in cash and
    short-term deposits                                   (23,610)      (10,194)
Cash and short-term deposits
    - beginning of period                                  59,718        28,761
Cash and short-term deposits
    - end of period                                      $ 36,108      $ 18,567

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                                       3


Consolidated Balance Sheets

As at September 30                                         1997          1996
(in thousands of dollars) (unaudited)
Assets
Current assets
  Cash and short-term deposits                          $   36,108    $   18,567
  Other assets                                              35,540        18,519
  Amounts receivable                                        42,021        65,237
  Properties
    Resort                                                 145,778       111,350
    Discontinued operations                                 11,354        36,924
                                                           270,801       250,597
Ski and resort operations                                  428,267       264,349
Goodwill                                                    78,743        23,457
Properties
  Resort                                                   243,809       112,143
  Discontinued operations                                   62,911        67,328
Amounts receivable                                          40,592        21,987
Other assets                                                45,827        37,587
                                                        $1,170,950    $  777,448
Liabilities
Current liabilities
  Amounts payable                                       $   78,470    $   41,497
  Deferred revenue                                          11,726         6,675
  Bank and other indebtedness, current portion
    Resort                                                 143,996       143,895
    Discontinued operations                                  1,973        11,032
                                                           236,165       203,099
Bank and other indebtedness
  Resort                                                   384,184       215,730
  Discontinued operations                                   35,696        39,081
Due to joint venture partners                               12,790        14,978
Deferred revenue                                             5,488         6,144
Deferred income taxes                                        1,542            --
Non-controlling interest in subsidiaries                     9,348         8,963
                                                           685,213       487,995
Shareholders' Equity
Capital stock                                              374,302       198,312
Retained earnings                                          107,350        87,920
Foreign currency translation adjustment                      4,085         3,221
                                                           485,737       289,453
                                                        $1,170,950    $  777,448

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                                       4


Consolidated Statements of Cash Flow
From Operations

For the three months ended September 30                    1997         1996
(in thousands of dollars except per share amounts)
 (unaudited)
Loss before non-controlling interest and
    discontinued operations                             $  (4,684)    $  (1,723)
Items not affecting cash
    Depreciation and amortization                           3,742         2,181
    Loss from equity accounted investment                     676         1,021
    Deferred income taxes                                  (1,051)       (1,148)
Cash flow from operations                               $  (1,317)    $     331
Cash flow per common share                              $   (0.02)    $    0.01
Note: Cash flow per common share is calculated
after providing for non-controlling interest

Consolidated Statements of
Retained Earnings

For the three months ended September 30                      1997          1996
(in thousands of dollars) (unaudited)
Retained earnings - beginning of period                 $ 111,649     $  89,148
Loss for the period                                        (4,299)       (1,228)
Retained earnings - end of period                       $ 107,350     $  87,920

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                                       5


To Our Shareholders
Intrawest's first quarter was filled with activity. We announced Tremblant's $500 million millennium project, sold out all of the 139 units of the Lodge de la Montagne project in less than 30 hours, purchased Eagle's Nest golf course and extensive surrounding real estate in Colorado, and completed extensive capital expenditure programs. Subsequent to the quarter we successfully completed a debenture issue for $125 million and announced that we will be increasing our ownership in Mammoth Mountain to 51%.

Operating Results
Revenue from ski and resort operations in the first quarter was $25.9 million, $11.0 million or 74% higher than the prior year. The increase was due to the inclusion of summer revenues generated by our newly acquired resorts, Whistler, Copper and Mont Ste. Marie, and higher revenues at Tremblant and Snowshoe. Overall resort operations revenue was up 11% on a same-resorts basis and Tremblant's first quarter revenues increased 42%, indicating that all our resorts, and Tremblant in particular, are becoming established four-season destinations. Including the seasonal losses of the newly acquired resorts, the resort operations group as a whole incurred a seasonal operating loss of $1.0 million for the quarter, the same amount as in 1996. This was in line with expectations. Real estate sales amounted to $16.0 million for the quarter compared with $23.8 million in 1996. The reduced volume reflects the timing of construction completion as most of the units the Company has pre-sold will not complete construction (and therefore be recognized as revenue) until the second and third quarters. Operating profit from real estate sales was $3.4 million, yielding a margin of 21%, approximately the same percentage as in 1996. Higher interest and depreciation charges resulting from the acquisitions in 1997 increased the loss from continuing operations for the quarter to $3.9 million ($0.11 per share) from $1.9 million ($0.08 per share) in 1996.

Developments in the Quarter
A very exciting event in the quarter was our announcement that over the next five years Tremblant would see a further $500 million of investment. Planned on-mountain and base area improvements, with an estimated cost of $134 million, include a substantial increase in skiable terrain, additional snowmaking, five new lifts, a third golf course and basic infrastructure development. The federal, provincial and municipal governments have committed to fund approximately $80 million of these costs by way of grants and loans. Development also includes the construction for sale of several condo-hotel and townhome projects and additional commercial expansion of the village having an aggregate estimated market value of $366 million. Less than a month after purchasing Eagle's Nest golf course and its adjacent 530 acres of developable land near Copper Mountain, we announced that we will build a 500-unit residential resort community at Eagle's Nest in conjunction with East West Partners of Colorado. There is a burgeoning interest in both golf and resort real estate in Summit County and the golf course will provide another amenity for Copper's conference business.

Our extensive capital expenditure program was completed on schedule and on budget. The most significant expenditures were $21 million at Whistler/Blackcomb and $12 million at Snowshoe, which included new lifts and trails, mountain adventure centres, and enhanced snowmaking. Subsequent to the quarter, Intrawest successfully completed a five-year $125 million debenture issue carrying a 6.85% coupon. Proceeds will be used for general corporate purposes, including expanding and enhancing ski operations at our resorts, supporting continued growth of our resort real estate and resort club operations, and financing potential acquisitions and investments. And today we announced our increased ownership in Mammoth Mountain. With this announcement, we have increased our investment in one of the leading mountain resorts in North America. This will allow Intrawest greater participation in the revenue stream created by the additional visitors Intrawest's development of a four-season destination village at Mammoth will attract. Mammoth will benefit from both the extra access to capital resulting from the increased ownership as well as the synergy created by Intrawest's network of mountain resorts. We anticipate announcing our master plan for Mammoth in the coming few months.

Dividends
On November 17, 1997, the Board of Directors of the Company declared a dividend of $0.08 per common share payable on January 21, 1998 to owners of record on January 7, 1998.

Outlook
With the ongoing success of our real estate launches, anticipated improvements in the margins of Whistler and Copper, the completion of our capital expenditure programs, and the increased ownership in Mammoth, the Company looks forward to another successful year in fiscal 1998. Over the longer-term, with developable land on which to build over 15,000 mountain homes, increasing revenue from lodging, retail and other revenue sources, and the synergies from our network of mountain resorts, the future looks very bright indeed.

On behalf of the Board,

Joe S. Houssian                                                 Daniel O. Jarvis
Chairman, President and                                 Executive Vice President
Chief Executive Officer                              and Chief Financial Officer

November 17, 1997


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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                INTRAWEST CORPORATION



Date: November 28, 1997         By    /s/ ROSS MEACHER
                                   --------------------------
                                   Name:  Ross Meacher
                                   Title: Corporate Secretary